

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2010

Mr. Michael P. Gavin
President and Chief Executive Officer
Madison Bancorp, Inc.
9649 Belair Road, Suite 300
Baltimore, Maryland 21236

Re: Madison Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 23, 2010
File No. 333-167455

Dear Mr. Gavin:

We have reviewed your amended registration statement and response letter dated July 23, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Business

Lending Activities, page 40

1.   We note the revisions made to this section in response to comment 12 in our letter dated July 8, 2010 but continue to think your disclosure is generic. Please revise this section to explain in detail the deviations to your lending practices. At a minimum, with respect to each type of exception to your lending practices, address the following:
    - Explain what you mean by "exceptional income or credit characteristics" and similar phrases.

- Disclose how often you make the exception.
- Disclose the manner in which and how far you deviate from your policies.
- Describe what types of approvals are necessary.

Our Management

Directors Emeritus and Advisory Directors, page 75

2.   We note your disclosure that the bylaws allow the Board to appoint advisory directors who may also serve as directors emeriti. Please confirm that no advisory directors or directors emeriti have been appointed at this time. Also, disclose your expectations with respect to appointing advisory directors and directors emeriti, including more detail regarding their compensation.

Exhibit 1.2

3.   Please tell us your plans with respect to filing the final Agency Agreement, including the schedules and appendices thereto.

Exhibits 5.0, 8.1 and 8.2

4.   Please file final opinions with your next amendment.

        Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3366 with any other questions.

                                    Sincerely,

                                    Michael Seaman
                                    Special Counsel

cc.   (facsimile only)
           Mr. Joel E. Rappoport, Esq.
           Kilpatrick Stockton LLP
           (202) 204-5620